Exhibit (d) (2)

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

ENDORSEMENT

MODIFICATION OF POLICY PROVISIONS

This Endorsement is made a part of the Policy to which it is attached. Capitalized terms not otherwise defined in this Endorsement are defined in the Policy.

The third paragraph of Section 3.4 of the Policy is deleted in its entirety and replaced with the following:

Changes to Option 3 are prohibited. However, you may change from Option 3 to Options 1 or 2. If you change from Option 3 to Option 1, the current Face Amount of the Policy will increase by the Adjusted Cumulative Premium Amount. If you change from Option 3 to Option 2, the current Face Amount of the Policy will increase by the difference between the Adjusted Cumulative Premium Amount and the ACSV. This amount is subject to the limits imposed by the Maximum Option 3 Amount.

Section 7.4 is deleted in its entirety and replaced with the following:

7.4

Cash Value Enhancement (CVE) The CVE is determined by the Policy Charge Option chosen. The value of the CVE at any time is equal to the Cumulative Premium Expense Charge, multiplied by the applicable Cash Value Enhancement percentage shown on the Policy Data Pages.

Upon reinstatement of the Policy, the CVE will not be reinstated. The Cumulative Premium Expense Charge and the CVE will vary based on the Policy Charge Option applicable to your Policy. See Section 8.5 for more information on Policy Charge Options and eligibility under the Policy.

The second paragraph of Section 8.4 of the Policy is deleted in its entirety and replaced with the following:

The Monthly Per Thousand Face Amount Charge for the initial Face Amount is based on the Insured’s Issue Age and class of risk at the time of issue. The Monthly Per Thousand Face Amount Charge for each Face Amount increase is based on the Insured’s Issue Age and class of risk at the time that increase took effect.

Section 8.5 of the Policy is deleted in its entirety and replaced with the following:

8.5

Policy Charge Option If you are not a natural person, you selected a Policy Charge Option in your Policy application. If you are a natural person, you are not eligible to select a Policy Charge Option. The Policy Charge Option determines the amount, timing and relative allocation between and among the Premium Expense Charge and the Monthly M&E Charge that will be deducted from your premium payments and Policy Cash Value, respectively. It will also determine the Fixed Account Crediting Rate, the Cumulative Premium Expense Charge, and the CVE percentage that will affect the amount of the Cash Value and ACSV, respectively. Differences between Policy Charge Options may impact the Cash Value and the Life Insurance Proceeds you receive under the Policy. The Policy Charge Option you have selected is listed on the Policy Data Pages. While these current Charges and Crediting Rates are subject to change, they will never be: (1) greater than the Guaranteed Premium Expense Charge and the Monthly M&E Charge; (2) less than the Fixed Account Guaranteed Minimum Interest Crediting Rate listed on the Policy Data Pages; and (3) less than those listed in the Policy Data Pages. Once your Policy has been issued, you may not change the Policy Charge Option that you selected.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

CEO & President	Secretary

ICC22-9146E

INTEREST AND LOANS

The Cash Value allocated to the Fixed Account will be credited with the Fixed Account Crediting Rate. The Fixed Account Guaranteed Minimum Interest Crediting Rate is 1% per year.

The Effective Annual Loan Interest Rate is 5%.

POLICY CHARGES

Policy Charge Option Selection: Policy Charge Option [A]

You selected the Policy Charge Option listed above on your application. The Policy Charge Option determines the amount, timing and relative allocation between and among the Premium Expense Charge and the Monthly Mortality and Expense (M&E) Charge that will be deducted from your premium payments and Policy Cash Value, respectively. It will also determine the Fixed Account Crediting Rate and the Cumulative Premium Expense Charge that will affect the amount of the Cash Value and ACSV, respectively. Once your Policy has been issued, you may not change the Policy Charge Option you selected. For further information on the Policy Charge Options that you may select with the Policy, contact your Registered Representative and/or consult the Policy prospectus.

The Premium Expense Charge, Monthly M&E Charge associated with the Policy Charge Option you selected will never be greater than the Guaranteed Premium Expense Charge and the maximum Monthly M&E Charge listed in Policy Charges—Monthly Deduction Charges below. The Fixed Account Crediting Rate, which is set in advance at least annually, will never be less than the Fixed Account Guaranteed Minimum Interest Crediting Rate listed in Interest and Loans above.

The following charges are not pro-rated for any portion of the Policy Month.

Monthly Deduction Charges

On each Monthly Deduction Day, the following charges, if applicable, are deducted from your Policy’s Cash Value:

•	Monthly Contract Charge, not to exceed [$10.00] per month in all Policy Years.

•	Monthly Cost of Insurance, not to exceed the rate shown on Policy Data Page 3.4.

•	Monthly Additional Flat Extras, as shown on Policy Data Page 3.2.

•

Monthly Per Thousand Face Amount Charge, based on class of risk, and Issue Age, that may change but will not exceed the Maximum Monthly Per Thousand Face Amount Charge amount specified below. This charge is calculated separately for the initial Face Amount and any subsequent Face Amount increase.

Maximum Monthly Per Thousand Face Amount Charge:

[If Insured’s Issue Age is 18-39: 10%

If Insured’s Issue Age is 40-44:  15%

If Insured’s Issue Age is 45-49:  25%

If Insured’s Issue Age is 50-54:  40%

If Insured’s Issue Age is 55-59:  60%

If Insured’s Issue Age is 60-64:  75%

If Insured’s Issue Age is 65+:    120%]

•	Monthly cost for any rider(s), as shown on the Rider Data Page(s) of such rider(s).

•	Monthly M&E Charge that may change but will not exceed, on an annual basis, the Maximum M&E Charge of [2.50%] of the Policy’s Accumulation Units in the Separate Account.

ICC22-322-43	DP3.1

Premium Expense Charge

•	All premiums paid are subject to a Premium Expense Charge. The Premium Expense Charge will not exceed the percentage shown below in the Policy Year in which the premium is paid.

Guaranteed Premium Expense Charge

Policy Year	Maximum amount charged for premium payments up to and over Target Premium in the Policy Year specified

1	19.00%

2-5	15.00%

6-7	15.00%

8+	8.25%

We reserve the right to change the above percentages to conform to changes in the law.

Other Charges Against the Policy

•

Fund Transfer Charge – We reserve the right to apply a charge for each transfer of funds between or among the Investment Allocation Options that exceeds 12 transfers in a Policy Year. This charge may change, but will not exceed $100 for each transfer.

•	Separate Account Federal Income Tax Liabilities – We reserve the right to charge for Separate Account Federal Income Tax liabilities if the law changes to require taxation of the Separate Account.

•	Partial Surrender Processing Fee – We reserve the right to charge a processing fee on each partial surrender. This charge may change, but will not exceed $25 on each partial surrender.

[Additional Flat Extras Per Month:	[$.010] Per $1,000 of Net Amount at Risk
Period of Additional Flat Extras:	[3 Years]]

Monthly Deduction Day: [fifteenth] day of each calendar month.

The current factors for this Policy (which include the Monthly Contract Charge, Monthly Cost of Insurance, Monthly Additional Flat Extras, Monthly Per Thousand Face Amount Charge, monthly cost for any rider(s), the Monthly M&E Charge, Premium Expense Charge, Fund Transfer Charge, Separate Account Federal Income Tax Liabilities, Partial Surrender Processing Fee, the Cash Value Enhancement percentages, and the interest credited) are not guaranteed but are limited to the flexible factor guarantee as stated in this Policy. Any modification of the flexible factors will be based upon future anticipated or emerging experience and on experience factors including, but not limited to, investment earnings, mortality, persistency, taxes and expenses.

ICC22-322-43	DP3.2